UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of
the Securities Exchange Act of 1934.
Commission File Number: 001-31451
BEARINGPOINT, INC.
(Exact name of registrant as specified in its charter)
100 Crescent Court, Suite 700
Dallas, TX 75201
(214) 459-2770
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 Par Value
Series A Junior Participating Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:
Common Stock, $.01 Par Value: None
Series A Junior Participating Preferred Stock Purchase Rights: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, BearingPoint, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 4, 2010	By:	/s/ John DeGroote
John DeGroote
President